# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: zSpace, Inc., CIK 0001637147
CUSIP: 98980W107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 12/06/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044666

## Reporting persons
- dSpace Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,580,670; sole dispositive power 0; shared dispositive power 11,580,670; aggregate amount beneficially owned 11,580,670 (50.7% of the class)
  Comment: *This Schedule 13G is filed by dSpace Investments Ltd and Pankaj Gupta (together, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
  
  ** Percentage ownership is based on 22,849,378 shares of Common Stock of the Issuer outstanding as of December 6, 2024, as reported in the Issuers Prospectus filed pursuant to Rule 424(b) filed with the Securities and Exchange Commission on December 6, 2024 to the Registration Statement on Form S-1 (File No. 333-280427).
- Pankaj Gupta: type of reporting person: individual (IN); citizenship or place of organization: India (K7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,580,670; sole dispositive power 0; shared dispositive power 11,580,670; aggregate amount beneficially owned 11,580,670 (50.7% of the class)
  Comment: * This Schedule 13G is filed by dSpace Investments Ltd and Pankaj Gupta (together, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
  
  **The shares are held of record by dSpace Investments Ltd. Pankaj Gupta holds 100% of the equity in dSpace Investment Ltd, and therefore may be deemed to be the beneficial owner of the securities held by dSpace Investments Ltd. Pankaj Gupta disclaims beneficial ownership of all such securities.
  
  *** Percentage ownership is based on 22,849,378 shares of Common Stock of the Issuer outstanding as of December 6, 2024, as reported in the Issuers Prospectus filed pursuant to Rule 424(b) filed with the Securities and Exchange Commission on December 6, 2024 to the Registration Statement on Form S-1 (File No. 333-280427).

## Item 1. Issuer
Name of issuer: zSpace, Inc.
Address of issuer's principal executive offices: 55 Nicholson Lane, San Jose, California, 95134

## Item 2. Person Filing
Name of person filing:
1. dSpace Investments Ltd
2. Pankaj Gupta
Address of principal business office or, if none, residence: The address of the Reporting Persons is Emaar Square, Building 4, Office 701, Downtown Dubai, PO Box 215931, United Arab Emirates.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- dSpace Investments Ltd: /s/ Pankaj Gupta, Pankaj Gupta/Authorized Signatory (02/13/2025)
- Pankaj Gupta: /s/ Pankaj Gupta, Pankaj Gupta (02/13/2025)